Allianz Life Insurance Company of North America

STEWART GREGG
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

January 3, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:       Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
Registration Statement on Form N-4/A
Allianz Retirement Pro NY (File Nos. 333-167334 and 811-05716)

Dear Ms. Samuel:

We represent as requested, that the prospectus and statement of additional information for the above referenced Registration Statement, declared effective on December 23, 2011, will be dated December 23, 2011. We also represent that the updated version of the prospectus and statement of additional information, reflecting the effective date, will be filed electronically today with the SEC pursuant to Rule 497c.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:  /s/ Stewart Gregg

            Stewart D. Gregg